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                         SIMPSON THACHER & BARTLETT LLP
                              [CHINESE CHARACTERS]

                                AMERICAN LAWYERS
                             ICBC TOWER, 7(TH) FLOOR
                                  3 GARDEN ROAD
                                    HONG KONG
                                 (852) 2514-7600

                                      ---

                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
(852) 2514-7650                                                  clin@stblaw.com


                                                                  March 30, 2006

            Re:  Siliconware Precision Industries Co., Ltd.
                 Form 20-F for the Year Ended December 31, 2004
                 File No. 000-30702

Ms. Michele Gohlke
Branch Chief
Ms. Tara Harkins
Staff Accountant
Mr. Kevin Vaughn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Office 3536
Washington, D.C. 20549

Dear Ms. Gohlke, Ms. Harkins, and Mr. Vaughn:

     On behalf of Siliconware Precision Industries Co., Ltd. (the "COMPANY"), set forth below are the Company's responses to the follow-up comment letter of the U.S. Securities and Exchange Commission (the "COMMISSION") dated January 9, 2006 (the "SECOND COMMENT LETTER"), as provided to us by fax on February 17, 2006, with respect to the above-referenced annual report on Form 20-F (the "FORM 20-F). The Second Comment Letter was made in response to the review by the Commission's staff (the "STAFF") of the Company's first response letter, dated November 23, 2005 (the "FIRST RESPONSE LETTER"), in response to the Staff's original comment letter, dated September 23, 2005 (the "FIRST COMMENT LETTER") on the Company's Form 20-F.

     For your convenience, we have reproduced the comments from the Staff in the order provided followed by the Company's corresponding response.

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                                                                               2

     Form 20-F for the year ended December 31, 2004

     Notes to Consolidated Financial Statements, F-11

     Note 28: U.S. GAAP Reconciliation, page F-47

     General

1. Please refer to prior comment 6. You state that you accounted for the embedded put option and conversion option together as a compound derivative that would be classified as a liability and subsequently measured at fair value under EITF 00-19 and SFAS 133. We further note that you determined the conversion features for these bonds were out-of-the-money at the commitment dates under EITF 98-5 and EITF 00-27. Please tell us if you have determined if these convertible bonds meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 and the basis for your conclusions. If you have determined that your bonds are not conventionally convertible, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19 and would not account for the conversion feature under EITF 98-5 and EITF 00-27. Please advise.

     In responding to Comment 6 of the Staff's First Comment Letter, the Company first evaluated whether the convertible bonds meet the criteria of a derivative instrument by considering the scope exception provided in paragraph 11a of FAS 133: contracts issued or held that are both (i) indexed to its own stock and
(ii) classified in stockholders' equity.

     The Company believes that EITF 00-19 addresses whether the embedded conversion feature meets the standard set forth in 11(a) of FAS 133. If convertible debt meets the definition of conventional convertible debt, then an analysis of the requirements set forth in paragraphs 12-32 of EITF 00-19 do not need to be tested. . The Company noted in the First Response Letter that its convertible bonds issued on January 28, 2002 (the "2002 Bonds") contained a premium put, and according to the Status of EITF 85-29, in situations where convertible bonds are issued with a premium put, "from the issuer's standpoint, the embedded feature with the combination of mutually exclusive choices does not qualify for the scope exception in paragraph 11(a), which excludes contracts that are both indexed only to the entity's own stock and classified in stockholders' equity in the entity's statement of financial position." The Status of EITF 85-29 explains that an embedded premium put and a conversion option would warrant separate accounting as a derivative. Thus, for the 2002 Bonds, the Company believes that further analyses of EITF 00-19, EITF 98-5 and EITF 00-27 are not necessary. Additionally, the terms of the 2002 Bonds allow bondholders to convert into a fixed number of ADS or common shares which are denominated in New Taiwan Dollars ("NTD") at a fixed exchange rate. This fixed exchange rate arrangement would make the 2002 Bonds dual-index to both stock price and foreign exchange rate. Accordingly, the 2002 Bonds do not meet the scope exception in paragraph 11(a)

     The Company's convertible bonds issued on February 5, 2004 (the "2004 Bonds"), would not be subject to EITF 85-29 as the embedded put option thereof is exercisable
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                                                                               3

at par. The put is considered clearly and closely related to the 2004 Bonds pursuant to paragraph 13 and 61d of FAS 133 because the 2004 Bonds were issued at par (i.e., no substantial discount or premium is involved). Similar to the 2002 Bonds, the 2004 Bonds allow bondholders to convert such bonds into a fixed number of ADS or common shares denominated in NTD at a fixed exchange rate. As a result, the 2004 Bonds are also considered dual-indexed. Hence, they do not meet the scope exception of paragraph 11(a)of FAS 133. Therefore, the conversion option and the foreign exchange forward in relation to the 2004 Bonds would need to be bifurcated from the host debt. Accordingly, further analyses of EITF 00-19, EITF 98-5 and EITF 00-27 are not necessary.

     In the First Response Letter, the impact on the early extinguishment of the 2002 Bonds upon bondholders' exercise of conversion and buybacks by the Company and the impact of bifurcation of the embedded derivatives in the 2004 Bonds were not taken into consideration. Subsequently, the Company further analyzed the impact of the early extinguishment of the 2002 Bonds upon bondholders' exercise of conversion and the Company's buybacks, as well as the bifurcation of the embedded derivatives in the 2004 Bonds upon the Company's income statement. Together with the impact of bifurcation of the embedded derivatives in the 2002 Bonds, the impact on net income is summarized below:

                                                       2002              2003             2004
                                                 -----------------------------------------------------
Cumulative impact of bifurcating derivatives          (53,991,869)        96,568,910      286,358,236
                                                 -----------------------------------------------------
Impact of conversion / buyback of the 2002
  convertible bonds                                              0                 0    (193,683,511)
                                                 -----------------------------------------------------

Cumulative effect on net income                       (53,991,869)        96,568,910       92,674,725
                                                 =====================================================
  Prior year balance                                             0      (53,991,869)       96,568,910
  Current year                                        (53,991,869)       150,560,779      (3,894,185)
                                                 -----------------------------------------------------
                                                      (53,991,869)        96,568,910       92,674,725
                                                 =====================================================
US GAAP net (loss) income before adjustment          (222,963,000)     3,247,880,000    3,667,147,000
US GAAP net (loss) income after adjustment           (168,971,131)     3,097,319,221    3,671,041,185
% impact on net income (loss)                               24.22%             4.64%           -0.11%
% impact on average net income from 2000 to
  2004 (NT$1.38 billion)                                    -3.91%            10.91%           -0.28%
US GAAP net equity before adjustment                30,262,476,000    36,433,992,000   39,190,808,000
US GAAP net equity after adjustment                 30,208,484,131    36,530,560,910   39,283,482,752
% impact on equity                                          -0.18%             0.27%            0.24%

Note: Upon conversion and buybacks, gain or loss on early extinguishment of convertible debt should be recognized by the combined amount of the gain or loss on the embedded derivatives' last mark to market on the conversion or buyback date and the difference between the fair value of the Company's share or buyback price and the carrying amount of the convertible debt on the conversion or buyback date

     Although the quantitative impact in 2002 represents 24% of US GAAP net loss, the Company has determined that the impact is not material due to the following factors:
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o    Year 2002 was a breakeven year and the high percentage was due to the thin income margin in 2002 that existed irrespective of the loss attributable to the impact of the 2002 Bonds. Moreover, the absolute dollar amount of the impact was not material to the Company's overall operations.

o The Company's US GAAP net income (loss) from 2000 to 2004 were NT$1,982 million, NT$(1,790) million, NT$(223) million, NT$3,248 million and NT$3,667 million, respectively. Average net income for the five years from 2000 to 2004 was approximately NT$1.38 billion. The impact in 2002 represents approximately 3.9% of average annual net income over the period from 2000 to 2004.

o The impact in 2002 represents only 0.18% of US GAAP equity and 0.24% of net operating revenue.

     In addition to the above quantitative analysis, the Company also performed the following qualitative analysis:

o The gain or loss arising from an embedded derivative in a convertible bond, including the embedded derivative in the 2002 Bonds, is a non-cash item which relates primarily to the market price of the Company's shares. In addition, the gain or loss is reversed due to fluctuations of the Company's share price, and upon conversion, the cumulative gain or loss is charged to the capital reserve account and has no impact on the net equity.

o The impact of the embedded derivative does not affect operating income or expenses. The Company is in a very cyclical business sector in which operating revenue and income swings significantly in response to cyclical trends in the semiconductor market. In such a market, it is operating revenue and income that tend to bear the most relevance in investment decision-making. Non-cash gains or losses arising from mark-to-market adjustments of embedded derivatives are not expected to bear material relevance to an investor's decision-making.

o The impact of the adjustment in 2002, 2003 and 2004 does not affect the overall pattern of the Company's earning trend or change a loss into income or vice versa.

o The adjustment has no effect on management's compensation or the Company's compliance with any regulatory requirements, loan covenants or other contractual requirements.

     Based on the above analyses, the Company has determined the net impact on the Company's results of operations was not material and the Company will record the cumulative adjustment in its 2005 US GAAP reconciliation of net income. Such cumulative adjustment is not likely to be material to US GAAP net income for 2005. The Company will revise its disclosure in future filings to reflect GAAP difference.


     (1)  Compensated Balances, page F-50

     -(ii) Employee Bonuses, page F.51
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2. Please refer to prior comment 9. In your response, you state that your accounting treatment for employee bonuses is based on the guidance of the International Reporting and Disclosures Issues in the Division of Corporation Finance. However, as indicated in that guidance, the SEC staff places significant weight on shareholder approval. Accordingly, absent unusual facts and circumstances, the fair value of the stock issued should be recorded at the date of shareholder approval. Please explain to us how your accounting is consistent with the guidance of Item 6 of Appendix A of the International Reporting and Disclosures Issues in the Division of Corporation Finance dated November 1, 2004, which can be found on our website at www.sec.gov.

     In its response to the Staff's prior comment 9, the Company stated, in relevant part, that "[t]his compensation, which is generally paid after its fiscal year-end in cash or stock, or a combination of the two, is subject to shareholders' approval." In accordance with the Company's article of incorporation, a certain portion of the earnings distribution must be allocated for employee bonus. Such bonus is earned by employees through the provision of services as of the fiscal year-end. Distribution of the employee bonus in the form of a combination of shares and cash (in each case, in an amount equal to par value) is also contemplated under the Company's articles of association. Regardless of the form of the bonus, however, the shareholders are required by the articles of incorporation to approve an employee bonus whenever there is a dividend distribution. Accordingly, the Company views the par value as a minimum liability which accrues at year end. Upon receipt of shareholder approval of the share distribution, the Company then records the excess of the fair value of the shares over the par value in the period in which such approval is obtained. The Company believes the accrual of this minimum liability is consistent with the guidance for employee stock bonuses in the International Reporting and Disclosures Issues in the Division of Corporate Finance dated November 1, 2004 ("SEC staff paper"), that in turn was derived from the minutes of the International Practices Task Force ("IPTF") meeting of April 18, 1996. At that meeting, the IPTF discussed whether, at year end, it is appropriate to limit accrual to the par value of the securities, rather than record the accrual at the fair value of the shares at year end, with the difference between that par value and the fair value at the date of shareholder approval charged to income in a subsequent period. We note that the IPTF's concern appears to be whether the accrual at par would understate the employee share bonus payable, and not whether the par value should be accrued at the end of the fiscal year prior to receipt of shareholder approval for the issuance of shares. At the 1996 IPTF meeting, the SEC staff further indicated "they would place significant weight on shareholder approval for the fair value." This conclusion was reaffirmed in the SEC staff paper dated November 1, 2004. Based on the IPTF minutes of April 1996 and the SEC staff paper dated November 2004, the Company believes it is appropriate to accrue employee share bonus at par at year end and to record the difference between the fair value and par value of the stock issued as of the date of shareholder approval.

                                       ***

     As noted in the Company's first response letter of November 23, 2005, all correspondence to the Company should be addressed to its new Chief Financial Officer, Ms. Eva Chen, as the former Chief Financial Officer Wen Chung Lin has retired from the Company.
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                                                                               6

     If you have any questions or wish to discuss any matters with respect to the responses set forth above, please do not hesitate to contact Chris Lin at 011-852-2514-7650 or Daniel Fertig at 011-852-2514-7660 or send either of us an email at clin@stblaw.com or dfertig@stblaw.com.



                                                             Very truly yours,

                                                             /s/ Daniel Fertig
                                                             for Chris Lin

                                                             Chris Lin
                                                             Daniel Fertig

cc:  Ms. Eva Chen
     Ms. Yuling Chung
     Siliconware Precision Industries Co., Ltd.